UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 19 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 19, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: March 19, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

19 March 2010

Barclays PLC

Annual Report and Accounts

In compliance with Listing Rule 9.6.1, Barclays PLC has today submitted to the UK Listing Authority two copies of the Annual Report 2009, which will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Copies of the Annual Report 2009 are available on our website,
www.barclays.com/investorrelations

The Joint Annual Report on Form 20-F for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2009 is expected to be filed with the US Securities and Exchange Commission later today and will be available on our website,
www.barclays.com/investorrelations
.
Copies will also be lodged with the UK Listing Authority's Document Viewing Facility.

Barclays shareholders (including holders of Barclays American Depositary Receipts) can receive a printed copy of the complete audited financial statements for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2009 free of charge upon request in the following way:

Ordinary shareholders
Tel: 0871 384 2055*
or +44 (0) 121 415 7004 (from overseas)
Email:
questions@share-registers.co.uk

* Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other telephone providers.

ADR holders
JPMorgan Chase Bank, N.A.
Tel: 1-800-990-1135 (toll-free for US domestic callers)
or +1 651 453 2128
Email:
jpmorgan.adr@wellsfargo.com

A condensed set of financial statements, the Group Chief Executive's Review and the Group Finance Director's Review were included in the final results announcement issued on 16 February 2010.  This announcement contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement.  This information is extracted from the Annual Report 2009 in full unedited text.  Accordingly, page references in the text refer to page numbers in the Annual Report 2009.

Risk Factors

The following information sets forth the risk factors which the Group believes could cause its future results to differ materially from expected results. However, other factors could also adversely affect the Group's results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

The Group's approach to identifying, assessing, managing and reporting risks is formalised in its Principal Risk framework, and definitions of the 13 Principal Risks are given below. A description of the Principal Risk framework is provided on page 90.

This summary of risk factors also includes a discussion of the impact of business conditions and the general economy, which are not Principal Risks but can impact risk factors such as credit and market risk and so influence the Group's results.

Business conditions and general economy
Barclays operates a universal banking business model and its services range from current accounts for personal customers to inflation-risk hedging for governments and institutions. The Group also has significant activities in a large number of countries. There are, therefore, many ways in which changes in business conditions and the general economy can adversely impact Barclays profitability, be they at the level of the Group, the individual business units or the specific countries in which we operate. The Group's stress testing framework helps it understand the impact of changes in business conditions and the general economy, as well as the sensitivity of its business goals to such changes and the scope of management actions to mitigate their impact.

As the current downturn has shown, higher unemployment in the UK, US, Spain and South Africa has led to increased arrears in our credit card portfolios, while falls in GDP have reduced the credit quality of the Group's corporate portfolios. In both cases, there is an increased risk that a higher proportion of the Group's customers and counterparties may be unable to meet their obligations. In addition, declines in residential and commercial property prices have reduced the value of collateral and caused mark to market losses in some of the Group's trading portfolios.

The business conditions facing the Group in 2010 are subject to significant uncertainties, most notably:
- the extent and sustainability of economic recovery and asset prices in the UK, US, Spain and South Africa as governments consider how and when to withdraw stimulus packages;
- the dynamics of unemployment in those markets and the impact on delinquency and charge-off rates;
- the speed and extent of possible rises in interest rates in the UK, US and euro zone;
- the possibility of further falls in residential property prices in the UK, South Africa and Spain;
- the potential for single name risk and for idiosyncratic losses in different sectors and geographies where credit positions are sensitive to economic downturn;
- possible additional deterioration in our remaining credit market exposures, including commercial real estate and leveraged finance;
- the potential impact of deteriorating sovereign credit quality;
- changes in the value of Sterling relative to other currencies, which could increase risk weighted assets and therefore raise the capital requirements of the Group; and
- the liquidity and volatility of capital markets and investors' appetite for risk, which could lead to a decline in the income that the Group receives from fees and commissions.

Principal Risk Factors
Retail and Wholesale Credit risk
Credit risk is the risk of suffering financial loss, should any of the Group's customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances. However, credit risk may also arise where the downgrading of an entity's credit rating causes a fall in the fair value of the Group's investment in that entity's financial instruments.

In a recessionary environment, such as that recently seen in the United Kingdom, the United States and other economies, credit risk increases. Credit risk may also be manifested as country risk where difficulties may arise in the country in which the exposure is domiciled, thus impeding or reducing the value of the assets, or where the counterparty may be the country itself.

Another form of credit risk is settlement risk, which is the possibility that the Group may pay funds away to a counterparty but fail to receive the corresponding settlement in return. The Group is exposed to many different industries and counterparties in the normal course of its business, but its exposure to counterparties in the financial services industry is particularly significant. This exposure can arise through trading, lending, deposit-taking, clearance and settlement and many other activities and relationships. These counterparties include broker dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Many of these relationships expose the Group to credit risk in the event of default of a counterparty and to systemic risk affecting its counterparties. Where the Group holds collateral against counterparty exposures, it may not be able to realise it or liquidate it at prices sufficient to cover the full exposures. Many of the hedging and other risk management strategies utilised by the Group also involve transactions with financial services counterparties. The failure of these counterparties to settle, or the perceived weakness of these counterparties, may impair the effectiveness of the Group's hedging and other risk management strategies.

The Group's credit risk governance structure, management and measurement methodologies, together with an analysis of exposures to credit risk is detailed in the 'Credit risk management' section on page 94 and Note 47 to the financial statements on page 269.

An analysis of Barclays Capital's credit market exposures is detailed on pages 109 to 118.

Market risk
Market risk is the risk that the Group's earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The majority of market risk exposure resides in Barclays Capital. Barclays is also exposed to market risk through non-traded interest rate risk and the pension fund.

The Group's future earnings could be affected by depressed asset valuations resulting from deterioration in market conditions. Financial markets are sometimes subject to stress conditions where steep falls in asset values can occur, as demonstrated by events in 2007 and 2008 affecting asset backed CDOs and the US sub-prime residential mortgage market and which may occur in other asset classes during an economic downturn. Severe market events are difficult to predict and, if they continue to occur, could result in the Group incurring additional losses.

From the second half of 2007, the Group recorded material net losses on certain credit market exposures, including ABS CDO Super Senior exposures. As market conditions change, the fair value of these exposures could fall further and result in additional losses or impairment charges, which could have a material adverse effect on the Group's earnings. Such losses or impairment charges could derive from: a decline in the value of exposures; a decline in the ability of counterparties, including monoline insurers, to meet their obligations as they fall due; or the ineffectiveness of hedging and other risk management strategies in circumstances of severe stress.

The Group's market risk governance structure, management and measurement methodologies, together with an analysis of exposures to both traded and non-traded market risk is detailed in the 'Market risk management' section on page 122 and Note 48 to the financial statements on page 283. Further details relating to the Group's pension risk is included in Note 30 on page 236.

Capital risk
Capital risk is the risk that the Group has insufficient capital resources to:
- meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group's authority to operate as a bank is dependent upon the maintenance of adequate capital resources;
- support its credit rating. A weaker credit rating would increase the Group's cost of funds; and
- support its growth and strategic options.

Regulators assess the Group's capital position and target levels of capital resources on an ongoing basis. Targets may increase in the future, and rules dictating the measurement of capital may be adversely changed, which would constrain the Group's planned activities and contribute to adverse impacts on the Group's earnings. During periods of market dislocation, increasing the Group's capital resources in order to meet targets may prove more difficult or costly.

In December 2009 the Basel Committee on Banking Supervision issued a consultative document that outlined proposed changes to the definition of regulatory capital. These proposals are going through a period of consultation and are expected to be introduced by the beginning of 2013, with substantial transitional arrangements. While the proposals may significantly impact the capital resources and requirements of the Group, the Group maintains sufficient Balance Sheet flexibility to adapt accordingly.

Liquidity risk
Liquidity risk is the risk that the Group is unable to meet its obligations as they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows. Such outflows would deplete available cash resources for client lending, trading activities and investments. In extreme circumstances, lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. This risk is inherent in all banking operations and can be affected by a range of institution-specific and market-wide events.

During periods of market dislocation the Group's ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and the increasing costs of raising funding may have a material effect on the earnings of the Group.

In illiquid markets, the Group may decide to hold assets rather than securitising, syndicating or disposing of them. This could affect the Group's ability to originate new loans or support other customer transactions as both capital and liquidity are consumed by existing or legacy assets.

The FSA issued its policy document on 'strengthening liquidity standards' on 5th October 2009 detailing the requirements for liquidity governance to be in place by 1st December 2009, and the quantitative requirements for liquidity buffers, which will be in place from1st June 2010, although with an extended transition period of several years to meet the expected standards.

In addition, the Basel Committee on Banking Supervision released a consultative document 'International framework for liquidity risk measurement, standards and monitoring' in December 2009. This included two new key liquidity metrics. A liquidity coverage ratio aimed at ensuring banks have sufficient unencumbered high quality assets to meet cash outflows in an acute short-term stress and a net stable funding ratio to promote longer-term structural funding of bank's balance sheet and capital market activities.

The Group's liquidity risk management and measurement methodologies are detailed in the 'Liquidity Risk Management' section on page 130 and the 'Liquidity Risk' note to the financial statements on page 287.

Operations risk
Operations risk is the risk of losses from inadequate or failed internal processes and systems, caused by human error or external events. Operations risk has a broad scope and for that reason, the Group's Risk Control Frameworks are defined at a more granular level within the overall Operations Principal Risk. These risks are transaction operations, new product development, premises, external suppliers, payments process and the management of information, data quality and records.

Financial crime risk
Financial crime risk is the risk that the Group suffers losses as a result of internal and external fraud or intentional damage, loss or harm to people, premises or moveable assets.

Technology risk
Technology is a key business enabler and requires an appropriate level of control to ensure that the most significant technology risks are effectively managed. Such risks include the non-availability of IT systems, inadequate design and testing of new and changed IT solutions and inadequate IT system security. Data privacy issues are covered under Regulatory Risk and external supplier issues relating to technology are covered under Operations Risk.

People risk
People risk arises from failures of the Group to manage its key risks as an employer, including lack of appropriate people resource, failure to manage performance and reward, unauthorised or inappropriate employee activity and failure to comply with employment related requirements.

Regulatory risk
Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.

In addition, the Group's businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union ('EU'), the United States, South Africa and elsewhere. All these are subject to change, particularly in an environment where recent developments in the global markets have led to an increase in the involvement of various governmental and regulatory authorities in the financial sector and in the operations of financial institutions. In particular, governmental and regulatory authorities in the United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective banking sectors, including by imposing enhanced capital and liquidity requirements. Any future regulatory changes may potentially restrict the Group's operations, mandate certain lending activity and impose other compliance costs.

Areas where changes could have an impact include:
- the monetary, interest rate and other policies of central banks and regulatory authorities;
- general changes in government or regulatory policy that may significantly influence investor decisions, in particular markets in which the Group operates;
- general changes in regulatory requirements, for example, prudential rules relating to the capital adequacy framework and rules designed to promote financial stability and increase depositor protection;
- changes in competition and pricing environments;
- further developments in the financial reporting environment;
- differentiation amongst financial institutions by governments with respect to the extension of guarantees to customer deposits and the terms attaching to those guarantees; and
- implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes.

Further details of specific matters that impact the Group are included in the Supervision and Regulation section on page 145 and Note 36 to the financial statements on page 248.

Financial reporting risk
Financial reporting risk arises from a failure or inability to comply fully with the laws, regulations or codes in relation to the disclosure of financial information. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate. Further details of the Group's internal controls over financial reporting are included in the Accountability and Audit Section on page 187.

Legal risk
The Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways. Primarily:
- the Group's business may not be conducted in accordance with applicable laws around the world;
- contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;
- the intellectual property of the Group (such as its trade names) may not be adequately protected; and
- the Group may be liable for damages to third parties harmed by the conduct of its business.

The Group faces risk where legal proceedings are brought against it. Regardless of whether such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in financial loss.

Defending legal proceedings can be expensive and time-consuming and there is no guarantee that all costs incurred will be recovered even if the Group is successful. Although the Group has processes and controls to manage legal risks, failure to manage these risks could impact the Group adversely, both financially and by reputation.

Further details of the Group's legal proceedings are included in Note 35 to the financial statements on page 247.

Taxation risk
The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level. A number of double taxation agreements entered between two countries also impact on the taxation of the Group. Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

The Group takes a responsible and transparent approach to the management and control of its tax affairs and related tax risk, specifically:
- tax risks are assessed as part of the Group's formal governance processes and are reviewed by the Executive Committee, Group Finance Director and the Board Risk Committee;
- the tax charge is also reviewed by the Board Audit Committee;
- the tax risks of proposed transactions or new areas of business are fully considered before proceeding;
- the Group takes appropriate advice from reputable professional firms;
- the Group employs high-quality tax professionals and provides ongoing technical training;
- the tax professionals understand and work closely with the different areas of the business;
- the Group uses effective, well-documented and controlled processes to ensure compliance with tax disclosure and filing obligations; and
- where disputes arise with tax authorities with regard to the interpretation and application of tax law, the Group is committed to addressing the matter promptly and resolving the matter with the tax authority in an open and constructive manner.

Note 42 Related party transactions and Directors' remuneration

a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes, as well as other persons.

Subsidiaries
Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in its balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 41.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions.

Entities under common directorships
The Group enters into normal commercial relationships with entities for which members of the Group's Board also serve as Directors. The amounts included in the Group's financial statements relating to such entities that are not publicly listed are shown in the table opposite under Entities under common directorships.

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

			Entities	Pension funds, unit
			under	trusts and
		Joint	common	investment
	Associates	ventures	directorships	funds	Total
	£m	£m	£m	£m	£m
For the year ended and as at 31st December 2009 Income statement:
Interest received	3	90	7	-	100
Interest paid	-	(18)	-	-	(18)
Fees received for services rendered (including investment management and custody and commissions)	10	9	-	6	25
Fees paid for services provided	(47)	(113)	-	-	(160)
Principal transactions	(11)	(35)	6	-	(40)
Impairment	(2)	(5)	-	-	(7)
Assets:
Loans and advances to banks and customers	144	1,145	192	-	1,481
Derivative transactions	3	8	48	-	59
Other assets	76	193	-	-	269

Liabilities:
Deposits from banks	-	654	-		654
Customer accounts	54	252	29	23	358
Derivative transactions	-	3	10	-	13
Other liabilities	2	22	-	23	47

For the year ended and as at 31st December 2008
Income statement:
Interest received	-	105	3	-	108
Interest paid	-	(73)	-	-	(73)
Fees received for services rendered (including investment management and custody and commissions)	-	15	-	5	20
Fees paid for services provided	(44)	(146)	-	-	(190)
Principal transactions	8	59	60	(25)	102

Assets:
Loans and advances to banks and customers	110	954	34	-	1,098
Derivative transactions	-	9	311	15	335
Other assets	67	276	-	3	346

Liabilities:
Deposits from banks	-	592	-	-	592
Customer accounts	-	167	74	10	251
Derivative transactions	-	-	111	41	152
Other liabilities	3	18	-	28	49
For the year ended and as at 31st December 2007
Income statement:
Interest received	5	88	1	-	94
Interest paid	(1)	(58)	(1)	-	(60)
Fees received for services rendered (including investment management custody and commissions)	1	34	-	26	61
Fees paid for services provided	(52)	(78)	-	-	(130)
Principal transactions	(27)	45	(16)	-	2

Assets:
Loans and advances to banks and customers	142	1,285	40	-	1,467
Derivative transactions	-	4	36	-	40
Other assets	213	106	-	14	333

Liabilities:
Deposits from banks	11	-	-	-	11
Customer accounts	-	61	33	12	106
Derivative transactions	-	10	50	-	60
Other liabilities	4	125	-	-	129

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2009, 2008 or 2007.

Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds amounted to £192m (2008: £318m, 2007: £22m).

In 2008 Barclays paid £12m (2007: £18m) of its charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company was a Trustee. In 2009, following personnel changes, Charities Aid Foundation is not a related party.

Key Management Personnel

The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units.

There were no material related party transactions with Entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31st December 2009 were as follows:

Directors, other Key Management Personnel and Connected Persons
	2009	2008	2007
	£m	£m	£m
Loans outstanding at 1st January	7.3	7.4	7.8
Loans issued during the year	1.9	6.9	2.7
Loan repayments during the year	(1.6)	(5.5)	(3.2)
Loans outstanding at 31st December	7.6	8.8	7.3

Interest income earned	0.1	0.4	0.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) in 2009, 2008 or 2007.

Directors, other Key Management Personnel and Connected Persons
	2009	2008	2007
	£m	£m	£m
Deposits outstanding at 1st January	28.7	8.9	15.0
Deposits received during the year	160.0	235.7	114.4
Deposits repaid during the year	(158.0)	(221.9)	(115.0)
Deposits outstanding at 31st December	30.7	22.7	14.4

Interest expense on deposits	0.1	0.5	0.6

During 2009 the membership of the Group Executive Committee increased. These additional persons became Officers of the Group and as such are included in Key Management Personnel for 2009, but not 2008.

Of the loans outstanding above, £0.1m (2008: £1.6m, 2007: £nil) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. Of the deposits outstanding above, £3.7m (2008: £6.1m, 2007: £2.8m) related to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. The amounts disclosed as at 1st January includes deposits outstanding for those who became Directors or Key Management Personnel during the year.

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features; with the exception of £692 provided on an interest free basis.

A loan of £692 provided on an interest free basis was granted to one non-Director member of Barclays Key Management to purchase a commuter rail ticket. The maximum loan outstanding during the year was £692. Commuter rail ticket loans are provided to all Barclays staff members upon request on the same terms.

Remuneration of Directors and other Key Management Personnel

Directors, other Key Management Personnel and Connected Persons
	2009	2008	2007
	£m	£m	£m
Salaries and other short-term benefits	8.6	10.7	23.7
Pension costs	0.7	0.9	1.1
Other long-term benefits	2.5	1.6	9.2
Share-based payments	15.8	11.8	31.7
Employer social security charges on emoluments	2.9	2.7	7.8
	30.5	27.7	73.5

b) Disclosure required by the Companies Act 2006
The following information is presented in accordance with the Companies Act 2006:

Directors' remuneration
	2009	2008
	£m	£m
Aggregate emoluments	8.8	6.0
Gains made on the exercise of share options	8.9	-
Amounts paid under long-term incentive schemes	-	7.4
	17.7	13.4

Actual pension contributions of £18,786 were paid to money purchase schemes on behalf of one Director (2008: £11,745, one Director). Notional pension contributions to money purchase schemes were £nil (2008: £nil).

As at 31st December 2009, two Directors were accruing retirement benefits under a defined benefit scheme (2008: two Directors).

One Director (Frits Seegers) agreed to waive his fees as non-executive Director of Absa Group Limited and Absa Bank Limited. The fees for 2009 were ZAR 0.1m (£0.01m). The fees for 2008 were ZAR 0.4m (£0.03m). In both 2008 and 2009 the fees were paid to Barclays.

Directors' and Officers' shareholdings and options
The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 23 persons) and Barclays Bank PLC (involving 24 persons) at 31st December 2009 amounted 20,000,820 ordinary shares of 25p each (0.18% of the ordinary share capital outstanding) and 20,008,541 ordinary shares of 25p each (0.18% of the ordinary share capital outstanding), respectively.

Directors and Officers of Barclays PLC held in total (involving 12 persons) at 31st December 2009, options to purchase 3,279,642 Barclays PLC ordinary shares of 25p each at prices ranging from255p to 470p under Sharesave and ranging from317p to 520p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006 and in relation to those who served as Directors of the Company at any time in the financial year, the total amount of advances and credits at 31st December 2009 was £1.8m (2008: £0.8m). The total amount of guarantees on behalf of Directors at 31st December 2009 was £nil (2008: £nil).

c) US disclosures
For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2009: 28 persons, 2008: 24 persons, 2007: 22 persons) for the year ended 31st December 2009 amounted to £29.8m (2008: £26.8m, 2007: £64.6m). In addition, the aggregate amount set aside for the year ended 31st December 2009, to provide pension benefits for the Directors and Officers amounted to £0.7m (2008: £0.9m, 2007: £1.1m). The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2009: 29 persons, 2008: 25 persons, 2007: 23 persons) for the year ended 31st December 2009 amounted to £30.1m (2008: £26.9m and 2007: £64.9m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2009, to provide pension benefits for the Directors and Officers amounted to £0.7m (2008: £0.9m, 2007: £1.1m).

The Directors confirm to the best of their knowledge that:

(a) The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b) The management report, which is incorporated into the Directors' Report on pages 147 to 150, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board

Marcus Agius
Group Chairman
9th March 2010